FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: June 23, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Bank Financial Group to make changes to Executive Team

TORONTO, ON, June 23, 2006 - Following the announcement by TD Banknorth earlier today that Bharat Masrani will be assuming the role of President, TD Banknorth, TD Bank Financial Group (TDBFG) announced that it will be working to replace Mr. Masrani in his current role as TD’s Chief Risk Officer, over the coming months as part of an orderly transition.

“We are pleased that Bharat will be able to share his in-depth operational experience with TD Banknorth in his new role as President, responsible for overseeing the retail, commercial, investment, insurance and marketing divisions. And while we will miss Bharat’s expertise in his current role, we’re pleased that he will continue to be an integral part of TDBFG’s North American operations,” said Ed Clark, President and CEO, TD Bank Financial Group.

“As I have said in the past, the door has always been open for Bill to tap into TD’s product, process or resource expertise when it makes sense for TD Banknorth to do so. I am delighted that Bill has requested that Bharat join his team. I know that Bharat will make an immediate contribution while also helping to lay a strong foundation for the long term success of TD Banknorth,” added Clark.

“We are currently determining how best to replace Bharat when he moves to TD Banknorth this fall and will communicate that decision in due course,” noted Clark.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$388.6 billion in assets, as of April 30, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information:
Neil Parmenter
AVP, Corporate Communications
416-982-4285